Exhibit 99.2

Management’s Discussion and Analysis of Intercure LTD.

This Management’s Discussion and Analysis (“MD&A”) is dated April 5, 2022 and provides an analysis of the financial operating results for the year ended December 31, 2021. In this MD&A, references to the “Company,” “Intercure,” and “we,” “us,” and “our” are intended to refer to the business and operations of Intercure Ltd. and its subsidiaries, unless the context clearly indicates otherwise. The results of Canndoc are consolidated as of February 2019, those of Cannolam as of July 2020 and those of Pharma-zone as of May 2021.

This MD&A should be read in conjunction with the Company’s audited annual consolidated financial statements and the accompanying notes for the year ended December 31, 2021 (the “Annual Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”)

Amounts are presented in thousands of NIS, except for data otherwise noted that may be presented in CAD or USD. The USD/NIS exchange rate used, unless noted otherwise, was 3.11 NIS for 1 USD and the CAD/USD exchange rate used unless noted otherwise was 2.44.

Forward Looking Statements

This MD&A may contain forward-looking information within the meaning of applicable securities legislation, which reflects Intercure’s current expectations regarding future events, including statements regarding developments in the Company’s operations in future periods, adequacy of financial resources, and future plans and objectives of the Company. The words “anticipate,” “expect,” “believe,” “could,” “estimate,” “intend,” “may,” “plan,” “potential,” “should,” “will,” “would,” and similar words, phrases or expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words.

Forward-looking information in this MD&A is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions include: our ability to build our market share and enter new markets and industry verticals; our ability to attract and retain key personnel; our ability to maintain and expand geographic scope; our ability to execute on our expansion plans; our ability to continue investing in infrastructure to support our growth; our ability to obtain and maintain existing financing on acceptable terms; our ability to execute on profitability initiatives; currency exchange and interest rates; our ability to respond to the changes and trends in our industry or the global economy; our ability to maintain sufficient and effective production and R&D capabilities; the impact of competition; future production and supply levels, and future consumer demand levels; the price of cannabis and cannabis related products; the demand for our products will grow for the foreseeable future; the effectiveness of mitigation strategies undertaken with respect to COVID-19, and the severity, duration and impacts of COVID-19 on the economy and our business, which is highly uncertain and cannot reasonably be predicted and the changes in laws, rules, regulations, and global standards are material factors made in preparing forward-looking information and management’s expectations.

Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond Intercure’s control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking information. Such risks and uncertainties include, but are not limited to: changes in general economic, business and political conditions, changes in applicable laws, the Israeli regulatory landscapes and enforcement related to cannabis, changes in public opinion and perception of the cannabis industry, reliance on the expertise and judgment of senior management, as well as the factors discussed under the heading “Risk Factors” in the Company’s most recent Annual Information Form (the “AIF”), which section is hereby incorporated herein by reference. Intercure undertakes no obligation to update such forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

All the forward-looking information contained in this MD&A is expressly qualified by the foregoing cautionary statements.

Non-IFRS Measures

In this MD&A, we use certain non-IFRS financial measures to measure, compare and explain the operating results and financial performance of Intercure. These measures are commonly used by companies operating in the cannabis industry as useful metrics for measuring performance. However, they do not have any standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other publicly traded entities. These measures should be considered as supplemental in nature and not as a substitute for related financial information prepared in accordance with IFRS. Intercure defines such financial measures as follows:

“Adjusted EBITDA” means EBITDA adjusted for changes in the fair value of inventory, share-based payment expense, impairment losses (and gains) on financial assets, non-controlling interest and other expenses (or income); and

“EBITDA” means net income (loss) before interest, taxes, depreciation and amortization.

Fourth Quarter 2021 Key Financial & Operating Highlights

- Record revenue of $33 million (NIS 80 million), which is higher than the preliminary results, and three times greater than the fourth quarter of 2020 and representing sequential growth of 29%.

- Record adjusted EBITDA of $9 million (NIS 21 million), representing a 140% increase year-over-year, sequential growth of almost 50% and adjusted EBITDA margin of 26%.

- Exceeded preliminary results with its eighth consecutive quarter of high double-digit growth representing an estimated annualized run rate of over $130 million (NIS 320 million).

- Sixth consecutive quarter of positive cash flow from operations.

- Announced European expansion with international cannabis brand Cookies™ - opening first retail locations in Austria and the United Kingdom.

- Company surpassed one-ton medical cannabis products dispensed per month in the fourth quarter, representing approximately 30% market share of Israel's medical cannabis.

Full Year 2021 Key Financial & Operating Highlights

- Record fiscal year 2021 revenue and Adjusted EBITDA of $89 million (NIS 220 million) and $23 million (NIS 55 million), representing an increase of 230% and 250% year-over-year, respectively.

- Adjusted EBITDA margin of 25% for the fiscal year 2021 up 1% from 2020.

- Cash at year end of $89 million (NIS 217 million).

- Added 19 locations to its leading medical cannabis dedicated pharmacy chain, out of which 13 are actively dispensing medical cannabis.

- InterCure commenced trading on Nasdaq.

Post-fourth quarter 2021 Highlights

- Announced it has signed a definitive agreement to acquire 100% of Better's shares.

- Announced international strategic partnership with Clever Leaves.

- Company expected to capitalize on new CBD market following the Israeli Minister of Health's announcement that CBD will be removed from the Dangerous Drugs Act through strategic partnership with Charlotte's Web.

- Signed definitive agreement with Altman Health, the leading Israeli wellness brand with distribution into 1,700 points of sale, focusing on the new Israeli CBD product market.

- Added 3 new medical cannabis dedicated pharmacies to the Company's chain, totaling 23 retail locations across Israel, out of which 15 are actively dispensing medical cannabis.

"Our fourth quarter results came in stronger than we initially expected as we successfully continue to expand InterCure's branded product portfolio, scale up our unique global supply chain and expand our pharmaceutical grade medical cannabis dispensing operation. Our results throughout 2021 reflect the outstanding work we've done and our focus on executing our profitable growth strategy. As regulations are evolving favorably, there is huge potential in all of our operating territories, and we are well positioned for the growth ahead. We will continue focusing on executing our profitable growth strategy, creating value for our stakeholders."

Alexander Rabinovich

CEO

Cannabis Sector

Annualized Quarterly Revenue Run Rate (millions)

$7
₪17
Q1-20
$18
₪45
Q2-20
$36
₪90
Q3-20
$44
₪108
Q4-20
$54
₪132
Q1-21
$73
₪181
Q2-21
$100
₪247
Q3-21
$131
₪319
Q4-21
$CAD

Annualized Adjusted EBITDA (millions)*
₪(1)
$(1)
Q1-20
$3
₪6
Q2-20
$11
₪28
Q3-20
$14
₪35
Q4-20
$16
₪40
Q1-21
$19
₪47
Q2-21
$23
₪56
Q3-21
$35
₪84
Q4-21
*Cannabis sector
$CAD

Quarterly revenues (millions)

₪4 $2
$5 ₪11
$9 ₪22
$11 ₪27
$14 ₪33
$19 ₪45
$25 ₪62
$33 ₪80
Q1-20
Q2-20
Q3-20
Q4-20
Q1-21
Q2-21
Q3-21
Q4-21

Gross profit (millions)

₪2 $1
$2 ₪5
$4 ₪11
$5 ₪13
$6 ₪15
$8 ₪19
$10 ₪25
$15 ₪37
Q1-20
Q2-20
Q3-20
Q4-20
Q1-21
Q2-21
Q3-21
Q4-21

$CAD

Annual Revenue (millions)

$27
₪65
$90
₪220
$131
₪319
2020
2021
Q4/2021 Run Rate
$CAD

Adjusted EBITDA (millions)*

$7
₪16
$23
₪57
$35
₪84
2020
2021
Q4/2021 Run Rate

*Cannabis Sector

$CAD

Cash flow from operation (millions)

$10
₪25
$3
₪8
2020
2021
$CAD

Cash (millions)

$11
₪27
$16
₪38
$89
₪217
2019
2020
2021
$CAD

Expanding our leading medical cannabis dispensing pharmacies chain

In process
Fully operational
1
1
Q3-20
1
2
Q4-20
1
5
Q1-21
3
8
Q2-21
6
12
Q3-21
7
13
Q4-21

Expanding our leading medical cannabis dispensing pharmacies chain

עמדה 5

Greenzone pharma x givol
3

Cookies

Overview

We are an Israeli public corporation with shares listed for trading on the Tel Aviv Stock Exchange under the symbol “INCR”, on the Toronto Stock Exchange under the symbol “INCR:U” and on the Nasdaq under the symbol “INCR”.

Intercure has 11 direct main subsidiaries:

●	Canndoc’s operations are focused on the production (including the breeding, cultivating, importing and processing), manufacturing, exporting and distribution of pharmaceutical-grade cannabis and cannabis-based products for medical use.

●	Cannolam’s operations are focused on the establishing and operating of dedicated pharmacies for the distribution of pharmaceutical-grade cannabis under the brand name “Givol”, including “Cookies”-branded location. In addition, Cannolam is looking to establish a distribution network for recreational cannabis and cannabis products throughout Israel, primarily through licensing and distribution agreements, to become effective once the recreational use of cannabis for adults over the age of 21 is legalized in Israel.

●	Pharma Zone’s operations are focused on the management and operation of the PharmaZone trade house which operates as a distributor of medical cannabis products to pharmacies across Israel.

●	Bio Max Pharm partnership’s operations are focused on managing and operating two pharmacies in Holon and Rishon Lezion.

●	Club Pharm Ltd.’s operations are focused on managing and operating a medical cannabis pharmacy in the commercial center (M-Haderh) in the Emek Hefer district.

●	My Binyamina Club Pharm 2022 Ltd.’s operations are focused on managing and operating a medical cannabis pharmacy in the city of Binyamina.

●	Hello Medical partnership’s operations are focused on managing and operating a medical cannabis treatment consulting center.

●	GreenLog Global Ltd.’s operations are focused on managing and operating the Greenlog trade house which operates as a distributor of medical cannabis products to pharmacies across Israel.

●	Doron Pharmacy Ltd.’s operations are focused on managing and operating a medical cannabis pharmacy in the city of Ra’anana.

●	Maayan Haim Pharmacy 2015 Ltd.’s operations are focused on managing and operating a medical cannabis pharmacy in the city of Bait Dagan.

●	Ahuza Pharmacy D.Y.’s operations are focused on managing and operating a pharmacy in the city of Ra’anana. The Ahuza pharmacy is yet to be approved for selling medical cannabis.

We currently own all of the issued and outstanding shares of Canndoc and Pharma-zone, and a majority interest of the issued and outstanding shares of Cannolam and other holdings in additional pharmacies and trade houses. Unless otherwise specified, references in this section to “we”, “our” and “us” refer to the business of Intercure and its subsidiaries

We are a pioneer in the production (including the breeding, cultivating, and processing), manufacturing and distribution of pharmaceutical-grade cannabis and cannabis-based products for medical use. For more than 14 years, we have been a leader in the licensed production and distribution of cannabis and cannabis-based products throughout Israel, one of the first countries with a governmentally sanctioned regime for the production, manufacturing, and distribution of cannabis for medical use. We have developed advanced production operations, secured long-term exclusive strategic agreements with other global leaders in medical cannabis, compiled a database cataloguing the treatment of thousands of patients, established sales of our products in all cannabis-licensed pharmacies throughout Israel, and secured our position as thought leaders in the global cannabis industry. Our goal is to be a global leader in the production and distribution of high-quality pharmaceutical-grade cannabis and cannabis-based products to patients in all territories that permit and regulate the distribution of cannabis for medical use, including Israel, the European Union and Canada

Since our initial entry into Israel’s medical cannabis industry, we have provided our products directly to thousands of patients with a focus on quality, advanced service, and the accumulation of genetic and clinical knowledge. Following the acquisition of Canndoc in early 2019, we implemented a growth strategy to establish our leadership in Israel and the global medical cannabis industry, consistent with a growing trend toward pharmaceutical quality standards.

Since the beginning of 2020, we have focused on accelerating and growing our commercial activity in major markets around the world. As part of our global vertically integrated “seed-to-sell” model, we have entered into exclusive collaborations with some of the largest international cannabis companies in the world including Tilray, Organigram, Aphria, Charlotte’s Web, and Cookies. These strategic agreements serve to advance our capabilities and emphasize our focus on delivering premium quality and branding to Israel and other target markets. We have expanded cooperation agreements for the production, marketing and distribution of our products in countries with supportive regulations such as Germany, the United Kingdom and more, all of which are pending the permanent approval of commercial cannabis exports from Israel.

Through our subsidiaries, we operate the first and leading chain of private pharmacies focused on medical cannabis in Israel, which includes 20 pharmacies across Israel under different brands including Givol™, Max Pharm and Cookies. Fourteen of the pharmacies hold permits and licenses for the distribution of medical cannabis and we are in the process of obtaining those licenses for the additional six.

Additionally, during the second and third quarters of 2021, we completed the purchase of two licensed leading operating trading houses which will expand our sales channel, distribution, delivery, and storage capacity in Israel. The trading houses are authorized to distribute GMP medical cannabis products to pharmacies.

Our current production operations include 355,000 square feet of growing and production area which together can produce up to 110 tons per year. Assuming our facilities are fully developed and operate at their maximum capacity, and all regulatory approvals are received, our operations allow for a maximum production capacity of over 100 tons of high-quality medical cannabis. This system enables us to be flexible and efficient, and to meet the standards required to execute commercial exports from Israel and to serve growing demand in Israel and around the world.

In 2019, we invested significant resources to upgrade and expand our production operations and establish a global network of advanced production facilities that meet our quality requirements and the strict standards across target markets. In December 2020, the Company was granted a permit by the Israeli Ministry of Health, as part of a cannabis-export pilot program, for the commercial export of its products. The export permit was obtained after the Company secured an import permit from the Portuguese authorities, demonstrating its products complied with the requirements of European regulation in Portugal and the EU-GMP standard. The export request is a continuation of the developments that have taken place in Israel in recent months and the company’s preparations for exporting its products. In December 2020, we completed the first commercial export of our products to the European Union.

On February 16, 2022, we announced a definitive agreement with Cann Pharmaceutical Ltd., an Israeli medical cannabis multi-national operator known as “Better”, to acquire 100% of Better’s shares for a purchase price of US$35 million. The purchase price will be paid with Ordinary Shares at the valuation of US$10 per share. The Ordinary Shares issued will be subject to a three-year lock-up plan. The acquisition is expected to close in the beginning of Q3 2022, subject to customary closing conditions as well as specific approvals of the IMCA, the TSX, as well the court in Israel.

We, mainly through our wholly owned subsidiaries, Canndoc and Pharma-zone, and through Cannolam and other holdings in additional pharmacies and trade houses, operate primarily in the cannabis sector (“Cannabis Sector”). In addition, we, as a result of our operations prior to our acquisition of Canndoc, have financial assets in the biomed sector that were made for investments purposes and do not represent a material focus of our current business (“Biomed Sector”). Our only reporting segment as of the date of this MD&A is the medical cannabis sector which generates 100% of our revenue.

Qualified Transaction

On February 9, 2021, we entered into an amended and restated definitive agreement (hereinafter: the “Arrangement Agreement”) with Subversive Acquisition LP (formerly Subversive Acquisition REIT LP), a limited partnership established under the Limited Partnerships Act (Ontario) and a special purpose acquisition company (SPAC) (“Subversive LP”). As a SPAC, Subversive had limited operational activity.

Pursuant to the Arrangement Agreement, on April 23, 2021 our subsidiary acquired all of the outstanding limited partnership units of Subversive LP, in exchange for our Ordinary Shares by way of a plan of arrangement (the “SPAC Transaction”). At the closing of the SPAC Transaction, which occurred on April 23, 2021, the Company issued 15,650,280 Ordinary Shares to Subversive LP unit holders, including those that participated in the concurrent private placement. 5,243,616 of our Ordinary Shares were allocated as part of the SPAC Transaction and subject to forfeiture when the Company’s Ordinary Shares did not obtain a target weighted average price per share of $13.00 (subject to appropriate adjustments) for any five (5) consecutive trading days during the thirty (30) trading days after the shares began trading on the Nasdaq. The funds raised from the SPAC Transaction, after redemptions, and the private placement equaled USD $56 million (excluding transaction related expenses).

Nasdaq Listing

On September 1, 2021, our Ordinary Shares commenced trading on the Nasdaq Global Market under the ticker symbol “INCR”. The Ordinary Shares continued to trade on the TSX and Tel Aviv Stock Exchange.

Full Year 2021 Key Financial & Operating Highlights

For Intercure (on a consolidated basis):

●	Record fiscal year 2021 revenue and Adjusted EBITDA NIS 220 million and NIS 52 million, representing an increase of 243% and 285% year-over-year, respectively.

●	Cash at year end of NIS 196 million.

●	Operating profit for of 28 million NIS compared to a loss of 38 million NIS in 2020, primarily due to revenue growth (as a result of an increase in market share), , while keeping operating expenses relatively stable.

●	Increased market share due to solid demand for Canndoc’s branded products and expansion of the Company’s medical cannabis dispensing operations.

●	Added 17 locations to its leading medical cannabis dedicated pharmacy chain, out of which 14 were actively dispensing medical cannabis.

●	Announced the first major consolidation in the pharmaceutical medical cannabis space with the signing of an LOI to acquire multi-national licensed producer “Better”.

●	Solid international demand for Intercure’s GMP branded products expected to boost global expansion as Israeli government eases regulation on exportation.

●	Legislation of adult use cannabis and CBD products in Israel progresses as a new government sworn into office in June 2021.

●	Intercure commenced trading on Nasdaq, CEO Alexander Rabinovitch purchased on the open market a total of 423,501 shares of the Company’s common stock for a total investment in the Company of $3,790,238 per share or NIS 9,608,631.

●	During the third quarter, Intercure received 5.2 million shares back from the sponsor of our SPAC transaction. According to the agreement the shares were subject to forfeiture from the SPAC sponsor based upon share price target criteria

●	Positive cash flow from operating activities for the full year ended December 31, 2021 of 25 million NIS.

●	Cash and cash equivalents of 196 million NIS compared to 37 million NIS in 2020, primarily due to a private placement and net cash provided by operating activities.

For the cannabis operations specifically:

●	Record revenue of 220 million NIS for the full year ended December 2021 compared to 65 million NIS for the same period in 2020.

●	Fourth Record quarterly revenue of 80 million NIS, for the fourth quarter ended December 2021 which was three times bigger than the same period of 2020 (27 million NIS), primarily due to the growing medical cannabis market, increasing the demand for our products and the expansion of our pharmacy chain.

Review of the Company’s Operation

Expansion of the Medical Cannabis Dispensing Operation

Through our subsidiaries, we operate the first and leading chain of private pharmacies focused on medical cannabis in Israel, which includes 20 pharmacies across Israel under different brands including Givol™, Max Pharm and Cookies. Fourteen of the pharmacies hold permits and licenses for the distribution of medical cannabis and we are in the process of obtaining those licenses for the additional six. In addition, the chain operates a nationwide ordering and delivery system that serves the entire medical cannabis patient community in Israel.

During the reported period, we developed and acquired 17 additional pharmacies (part of the 20 mentioned above) located in major cities across Israel.

In addition, during July 2021, we purchased 100% of one of a leading operating trading house in Israel (addition to Pharma-zone), which is authorized to distribute GMP medical cannabis products to pharmacies. The purchase of the trading house will support our vertically integrated model and be an addition to our existing distribution channels. The operation of the trading house was consolidated starting July 2021. The purchase price of the trading house was immaterial to the Company.

Exclusive Partnerships with Global Leaders

We have entered into the following partnerships, all of which provides us with exclusive relationships to distribute the noted products within certain geographical areas:

Cookies is one of the most well-respected and top-selling cannabis brands in California and throughout the world. The company and its product are recognized globally and offer a collection of over 150 proprietary cannabis varieties and product lines.

Cannolam entered into an exclusive license agreement with Cookies in 2019 by which Cannolam will have the exclusive rights to use the Cookies brand in Israel. Cannolam opened a Cookies branded pharmacy in Jerusalem and is expected to receive final approval to sell medical cannabis in an additional branded pharmacy in Be’er Sheva during the second or third quarter of 2022.

In April 2021, we expanded our partnership with Cookies by entering into a letter of intent to expand the Cookies brand into Europe. According to the letter of intent, we will establish joint ventures in European countries that will focus on cultivating, manufacturing, and distributing Cookies branded products. In addition, we will cultivate Cookies branded products at our southern facility in Israel which we also plan will supply Cookies products to Cookies stores throughout Europe. Sales of Cookies branded products are subject to obtaining all regulatory approvals in Europe, including export permits and product registration in certain territories.

On December 2, 2021 we entered into a multi-year agreement with Cookies under which we expect to establish Cookies stores and medical cannabis pharmacies in Austria and the United Kingdom in 2022, subject to local regulations. The first shop in Austria is expected to open its doors during Q2 2022 and the first shop in the UK is expected to open its doors in Q4 2022.

Tilray Inc. (NASDAQ: TLRY) (“Tilray”) is a global pioneer in the research, cultivation, production, and distribution of cannabis and cannabinoids, currently serving patients and consumers in 16 countries spanning five continents.

In December 2019, we established a strategic collaboration with Tilray and its wholly-owned subsidiary, Tilray Portugal Unipessoal LDA (“Tilray Portugal”) for the purpose of providing us with access to existing and potential markets in Tilray’s operating territories. The collaboration between Tilray and us consists of a set of agreements with Tilray Portugal Unipessoal Ltd., a wholly-owned subsidiary of Tilray, pursuant to which, Tilray will import GMP-quality medical cannabis products from us (the “Tilray Agreements”). Tilray’s facility in Portugal has an annual maximum production capacity of 25 metric tons of cannabis. The Tilray Agreements provide us with a seven-and-a-half year exclusivity period over all of the final Tilray-branded products sold in Israel.

Pursuant to the Tilray Agreements, during a 12-month period that ended on December 31, 2020, we had an option to purchase from Tilray Portugal’s production facility in Portugal, and import into Israel, up to 2,500 kilograms of packed dried inflorescence (GMP-quality medical cannabis) based upon agreed prices and quality standards. We manufactured and transformed these imported materials to Canndoc’s GMP-branded products. Final products were distributed by Canndoc’s distribution channels to all pharmacies in Israel. In January 2020, we successfully completed the first ever commercial import of medical cannabis into Israel and have subsequently successfully completed several commercial shipments into Israel while launching the “CanndocDiamonds” family of products.

In December 2021, we learned that Tilray Portugal had sold 500 kilograms of products to another Israeli company, which we believed violated the exclusivity provision in the agreement between us and Tilray Portgual. We exchanged correspondence with Tilray and Tilray Portugal in which we asserted that Tilray Portugal had violated the exclusivity provision and further asserted that our exclusivity rights remain in full force and effect.. As we are in dispute with Tilray and Tilray Portugal on this matter, we are continuing to assess our rights and remedies including legal action against the Israeli company.

Figure 1: Tilray’s Cantanhede site in Portugal

Organigram, Inc. (NASDAQ: OGI) (TSX: OGI) (“Organigram”), is a leading licensed producer of cannabis.

In June 2020, we entered into a contractual relationship with Organigram for the purpose of collaborating to develop, import and export medical cannabis products in the state of Israel and across Europe (the “Organigram Agreement”). Organigram’s facility located in New Brunswick has a potential annual capacity of 70 tons.

The Organigram Agreement specifies that, subject to obtaining the required permits, we will import from Organigram 3,000 kilograms of medical cannabis products from Organigram’s advanced indoor facility in Canada (“Indoor Products”) within a period of 18 months (the “Organigram Initial Period”). In accordance with the Organigram Agreement, we will produce and market the medical cannabis products imported from Organigram in pharmacies throughout Israel and Europe. We will be provided with the option to import from Organigram an additional 3,000 kilograms per year of medical cannabis products for a period of two years from the end of the Organigram Initial Period, under the same terms and conditions as those in place during the Organigram Initial Period. These products will be marketed under our “Canndoc Indoor” brand and we, and Organigram, will examine the possibility of selling these products under a joint brand, in compliance with and subject to the Israeli Medical Cannabis agency’s (“IMCA”) instructions. We will then manufacture and transform the imported product into Canndoc’s GMP-branded product. Final products will be distributed by Canndoc’s distribution channels to all pharmacies in Israel. In August 2020, we successfully imported our first shipment of the noted products from Organigram into Israel and successfully launched the “Canndoc Indoor” family of products.

The Organigram Agreement provides us with an aggregate of up to a seven-and-a-half year exclusivity period (in addition to certain other rights and subject to certain conditions) over all of the final Organigram-branded products sold in Israel.

Figure 2: Organigram’s Indoor site (Moncton Campus) in Canada

Aphria Inc. (NASDAQ: APHA) (TSX: APHA) (“Aphria”) is one of the largest leading worldwide cannabis production companies, with its “Diamond Facility” in Leamington, Ontario being one of the biggest and most advanced cannabis facilities in the world, and having an annual production capacity of 140 metric tons.

In August 2020, we entered into an agreement with Aphria (the “Aphria Agreement”) for the import of bulk cannabis products from Aphria’s facility in Canada into Israel. Pursuant to the Aphria Agreement, we will purchase from Aphria’s production facility in Canada, and import into Israel, up to 3,000 kilograms of “bulk” quality medical cannabis for a period of two years (“Aphria Initial Period”). We have the option to import up to 6,000 kilograms of additional product from Aphria for two additional periods of two years each. This option begins at the time on expiry of the Aphria Initial Period and under the same terms and conditions as during the Aphria Initial Period. We will then manufacture and transform the imported product from into Canndoc’s GMP-branded product. Final products will be distributed by Canndoc’s distribution channels to all pharmacies in Israel. In November 2020, we successfully imported our first shipment of the noted products from Aphria into Israel and successfully launched the “Canndoc Stars” family of products.

In May 2021 Tilray and Aphria announced the closing of a merger between the two companies.

Figure 3: Aphria’s Diamond Site in Canada

Charlotte’s Web Inc. (TSX: CWEB) (OTCQX: CWBHF) (“Charlotte’s Web”) is the owner of one of the largest worldwide CBD brands.

In December 2020, we entered into a collaboration with Charlotte’s Web, under which we will be the sole partner of Charlotte’s Web in Israel, and through which its products will be marketed in Israel under a joint brand for the Israeli market, subject to certain conditions, including certain regulatory matters within central European countries and England (the “Charlotte’s Web Agreement”). The arrangement is subject to the receipt of the required regulatory agreements.

We will be responsible for obtaining the regulatory approvals required in order to register the purchased products and their importation and will take appropriate marketing and sales actions. Together with Charlotte’s Web, we will explore opportunities for clinical trials, product development and Israeli product manufacturing.

The Charlotte’s Web Agreement is for a period of five years (with a one year extension option) from the date that CBD is removed from the Israeli Dangerous Drug Ordinance.

In December 2021, the Israeli Minister of Health announced that CBD will be removed from Dangerous Drugs Act. We expect that Israeli policymakers will follow and produce favorable legislation in the medium to long term, which permits retail sales of products containing hemp-derived CBD.

In February 2022, we announced a strategic partnership with Altman Health, the market leader with an unmatched shelf space of OTC and nutritional supplements at over 1,700 points of sale, including all major pharmacies. Intercure and Altman Health plan to register market and distribute Charlotte’s Web branded products in Israel following the registration process of Charlotte’s Web’s products with the Israeli Ministry of Health.

Fotmer Corporation S.A. (“Fotmer”) is a corporation established in Uruguay that cultivates and produces medical cannabis at an internationally high level. In December 2020, we entered into an agreement with Fotmer, under which we will import from Fotmer approximately 3,000 kilograms of quality medical cannabis products, each year for a period of four years (the “Fotmer Agreement”).

During the reported period, we completed the first two import shipments from Fotmer.

Subject to the terms set out therein, the Fotmer Agreement provides us with a seven-and-a-half year exclusivity period over all of the final Fotmer-branded products sold in Israel.

Global Production System

Our current production operations include 355,000 square feet of growing and production area which together can produce up to 10 tons per year. Assuming our facilities are fully developed and operate at their maximum capacity, and all regulatory approvals are received, our operations allow for a maximum production capacity of over 100 tons of high-quality medical cannabis. This system enables us to be flexible and efficient, and to meet the standards required to execute commercial exports from Israel and to serve growing demand in Israel and around the world.

Israeli Production Facilities

Through our partnership with Kibbutz Nir-Oz we operate one of the largest and most advanced medical cannabis production sites in Israel and in the world, covering a total area of 1.7 million square feet, of which 300,000 square feet are operational and produce up to 7 tons off pharmaceutical-grade cannabis per year. Full development of the Southern facility will allow us to produce up to 88 tons of pharmaceutical-grade cannabis per year. The development of the southern site is carried out in a modular manner in accordance with the regulatory developments concerning the export of medical cannabis from Israel.

Through our partnership with Beit HaEmek Kibbutz, we own and operate our primary production facility, located in northern Israel, utilizing climatized greenhouses. This site currently occupies approximately 55,000 square feet with the capacity to produce up to 3 tons of pharmaceutical-grade cannabis per year.

Figure 4: Canndoc – new genetics - CANNDOC Cali™ cultivated in Canndoc’s advanced southern facility

Denmark

In May 2020, we entered into an EU-GMP distribution agreement with a Danish partner for the production of up to 11.7 tonnes of cannabis per year for a period of three years. As part of this agreement, we will manufacture our products in a facility located in Denmark. This manufacturing facility is approved by the Good Manufacturing Practice of the European Union (“EU-GMP”) standard and has all the licenses and permits required for the cultivation, production, distribution and marketing of cannabis. The manufacturer will be responsible for the entire growth and production process of the products, as well as the logistical process of transporting and packaging the products in accordance with all applicable legal requirements. The partner will be entitled to a portion of the profits generated as a result of the sales made through our distribution channel. No sale of products has commenced, and this partnership does not impact our financial statements in any way.

Canada

In May 2019, we entered into a partnership with a Canadian company that is in the advanced stages of building an indoor complex for the production and distribution of cannabis products for medical use in Canada. We established a joint venture with the Canadian partner, which pursuant to the joint venture agreement, will entitle us to 51% of the profits generated from the sale of our products. The production and distribution of the products will be done under the “CANNDOC” brand while the marketing of the products will be done by the partner. While this facility is operational for cultivation, it has not yet received all of the licenses and permits required for the sale of products. As of the date of this MD&A, no sale of products has commenced and this partnership does not impact our financial statements in any way.

Sales and Distribution

Israel

Under current regulations, patients in Israel fill prescriptions directly from a registered pharmacy. Our products meet all of the IMCA standards and are permitted to be sold within all registered pharmacies across Israel that are otherwise permitted to dispense medical cannabis to patients. We sell our products through pharmaceutical distributors and licensed retail pharmacy locations where patients can fill their prescriptions on-site or have our products delivered directly to their residence. Under the old regulations, the IMCA instituted a fixed price for the monthly supply of cannabis products, regardless of the dosage or form of use. Under the current regulations, the price of cannabis products is not fixed and will be determined primarily by market demand.

We have developed wholesale supply relationships with government and academic research institutions and private businesses throughout Israel and these relationships require minimal selling, administrative and fulfillment costs. We believe there is potential for the wholesale of finished, packaged products to other licensed producers, and we intend to pursue this sales channel as a part of our growth strategy.

SLE

In September 2019, we entered into a distribution agreement with SLE, a subsidiary of Teva Group Pharmaceutical Industries Ltd., a leading Israeli company in the health services field (the “SLE Agreement”).

Pursuant to the SLE Agreement, SLE will provide us with logistics, storage, collection and distribution services for our medical cannabis products throughout Israel for a term of three years, with two optional extensions of two years each. SLE holds an IMC-GDP distribution license and possesses an advanced logistics facility.

Novolog

In December 2020, we entered into a distribution agreement with Novolog, a leading Israeli company in the logistic health services field.

Pursuant to the noted agreement, Novolog will provide us with logistics, storage, collection and distribution services for our medical cannabis products throughout Israel for a term of three years, with two optional extensions of two years each. Novolog holds an IMC-GDP distribution license and possesses an advanced logistics facility.

Super-Pharm

In March 2020, we entered into a binding preliminary distribution agreement with Super-Pharm Ltd. (“Super Pharm”), the largest chain of pharmacies in Israel (which operates approximately 260 pharmacies) (the “Super Pharm Agreement”). Super Pharm currently operates 60 pharmacies that sell cannabis for medical purposes (the “Super Pharm Pharmacies”). Pursuant to the Super Pharm Agreement, Super Pharm agreed to purchase from us, and we agreed to sell to Super Pharm, 10 tons of our medical cannabis products for a period of three years. The Super Pharm Agreement requires our products to be in compliance with the Israel Medical Cannabis-Good Manufacturing Practice standards.

The parties to the Super Pharm Agreement have covenanted to negotiate in good faith and enter into a detailed agreement within 90 days from the date of the Super Pharm Agreement. The parties, by mutual agreement have agreed to extend the said period and the parties continue to carry out the agreement while negotiations of the detailed agreement remain ongoing.

Pursuant to the Super Pharm Agreement, Super Pharm will be responsible for distributing the final products to each individual Super Pharm pharmacy, while we will provide professional training and clinical knowledge about our products to Super Pharm and Super Pharm Pharmacies over the term of the agreement.

International

Germany

In June 2019, we entered into a non-exclusive distribution agreement with a licensed distributor in Germany, for the purpose of distributing our pharmaceutical-grade products within Germany (the “German Distribution Agreement”). The German Distribution Agreement contains customary obligations and intellectual property, confidentiality and indemnification provisions. Each party to the German Distribution Agreement is entitled to terminate the German Distribution Agreement in the event of an uncured material breach of the agreement, the insolvency of the other party or a change of control event. Since the end of the reported period, there has been no distribution of medical marijuana products under the German Distribution Agreement. The parties to the agreement are still exploring the correct route to enter the German medical cannabis market.

Austria

On April 4, 2021, we entered into a partnership with an Austrian entity to operate together in the developing cannabis markets in Austria and Luxembourg. Pursuant to the agreement, the partnership will replicate the successful model of our subsidiary Canndoc in Israel to establish and manage the distribution, marketing, and sales of the Company’s products in selected countries in Europe. The partnership’s planned operations will be vertically integrated and will include both online and retail distribution for our branded products. The Austrian entity has committed to invest €10 million in an Austrian joint venture, which will be equally owned by the parties, with an option for the Austrian entity to increase its shares to 51% of all outstanding shares of the joint venture at any time. Operation under the joint venture agreement has not yet begun, and it is subject to the regulatory landscape development, which will allow Canndoc products to be sold in the selected markets.

Research and Development

We believe that innovation is a key component of our competitiveness and growth in the medium and long-term and is driven by market research and analysis of potential new products and the development of new technologies. We engage in the research of agricultural techniques that utilize climatic advantages and our agrotech capabilities to improve the yield of cannabis plants in their production of various cannabinoids. Our research and development programs have also involved the development of high-quality protocols, elite genetics with improved disease and stress resistance, compound fractional distillation and separation and advanced formulation methods.

Since 2014, we have collaborated with various world-renowned research institutions, such as Technion – Israel Institute of Technology, Volcani Center (the research arm of the Israeli Ministry of Agriculture) and other universities and institutions accredited by the Israeli Council for Higher Education. As a result of these collaborations, we have enhanced our production capabilities, improved and optimized our genetics, and developed additional cannabinoid profiles. Our research and development operations also include collaborations with a renowned governmental institute as well as various research entities, researchers, start-up companies, mature companies and commercial entities holding licenses from the IMCA.

Clinical Trials

Based on our information and experience in providing medical cannabis to patients, we developed a broad and advanced clinical research program based on GMP - quality products approved by the IMCA.

During November 2019, we began clinical research with the Research and Development Foundation of the Shamir Medical Center (Assaf Harofeh) and with a principal investigator on his behalf to examine the effect of medical cannabis products on autism spectrum disorder in children. The study will be conducted at Assaf Harofeh Hospital, is expected to include about 100 participants and will last a period of 24 months. While all regulatory bodies have approved the study, Assaf Harofeh has been delayed in recruiting patients to participate in the trial due to the COVID-19 pandemic.

We received the approval of the IMCA to conduct nine advanced clinical trials based on additional medical cannabis products in the IMC-GMP standard in strategic collaboration with leading medical centers in Israel. In some of the clinical trials we will serve as the initiator of the clinical trials conducted by the research partners, while in others we will only provide our products for use in the clinical trials and have access to the results. The program includes clinical trials of the Company’s products on a variety of medical indications (epilepsy, fibromyalgia, neuropathic pain, side effects of chemotherapy in cancer patients, Parkinson’s, rheumatoid arthritis, radicular pain, post-trauma) and radiculopathy (PTSD).

In addition, we submitted an application for approval of a clinical study to examine the effect of cannabis use on the dose and / or frequency of opioid use in collaboration with Sheba Hospital. In 2021, our clinical studies program suffered significant delays due to the spread of COVID-19, and it remains unknown when the studies will be conducted.

The studies are phase 2 studies and are performed randomly, double-blind and placebo-controlled (randomized, placebo-controlled, double-blind) as is customary in pharma studies according to FDA requirements, with dozens of subjects participating in each clinical study. It should be noted that due to the coronavirus COVID-19 our clinical studies program is suffering significant delays due to difficulties in the patient requirement during the spread of the pandemic and due to significant delays associated with the institutional health system being fully occupied dealing with the pandemic.

Results of Operations

Financial data is expressed in thousands of NIS. The following tables present our results of operations for the periods denoted below.

For the three months ended December 31, 2021 as compared to the three months ended December 31, 2020

	For the 3-month period ended on December 31
	2021(1)	2020(2)
Revenues	79,701	27,094
Gross profit before effect of fair value	36,612	13,302
Gross profit after effect of fair value	34,366	13,616
Research and development expenses	220	342
General and administrative expenses	11,606	2800
Marketing and selling expenses	8,546	3064
Impairment losses on financial assets through profit or loss	(2,201)	2,650
Share-based payment expenses	1,170	1,675
Other income, net	(1,570)	931
Consolidated operating profit (loss)	9,052	7,683
Comprehensive income (loss)	(3,038)	10,228

Interest / Financing cost	6,495	203
Tax expenses (income)	5,595	2,545
Depreciation and amortization	3,208	1071
EBITDA	12,260	11,134
Share-based payment expenses	1,170	1,657
Other expenses (income), net	1,570	931
Impairment losses and (gains) on financial assets through profit and loss	2202	2650
Fair value adjustment to inventory	2,247	785
Adjusted EBITDA	19,448	8,166
Basic earnings (loss) per share	0.12	(0.32)
Diluted earnings per share	0.10	(0.32)

Notes:

(1)	During Q4 2021 2 pharmacies operations consolidated for the first time on May 18, 2021.

(2)	Cannolam operations consolidated for the first time on July 1st, 2020.

(3)	Refers to the non-controlling interest of 49.9% with respect to Cannolam.

Revenues – Revenue for three-month period ended December 2021 was nearly three times greater compared to the corresponding period last year. The growth was primarily derived from the growing medical cannabis market, increasing demand for our products and the expansion of our pharmacy footprint across Israel. During the reported period, Canndoc launched new products under the CanndoCali, Stars, and Cookies brands as part of its arrangement with Tilray, Fotmer and Cookies which increased demand for our products. The growth during the period is in line with our strategy to increase our market share within the Israeli medical cannabis market.

Gross profit after effect of fair value – Gross profit after effect of fair value for the three month period ended December 31 2021 was lower (40%) than the corresponding period last year (50%) primarily due to the initial consolidation of the two trade houses acquired by the Company and their operations which represent lower gross margins.

Adjusted EBITDA – Adjusted EBITDA grew by more than 100% primarily due to revenue growth (as a result of an increase in market share), while keeping operating expenses relatively stable.

For the year ended on December 31, 2021 as compared to the year ended December 31, 2020

	For the 12-month period ended on December 31
	2021(1)	2020(2)
Revenues	219,677	65,035
Gross profit before effect of fair value	95,989	30,387
Gross profit after effect of fair value	91,131	31,975
Research and development expenses	1,235	1,576
General and administrative expenses	27,204	8,593
Marketing and selling expenses	23,214	8,440
Impairment losses and (gains) on financial assets through profit or loss	1,868	37,195
Share-based payment expenses	6,451	10,008
Other expenses (income), net	2,971	4,563
Consolidated operating profit (loss)	28,187	(38,400)
Comprehensive income (loss)	7,295	(36,040)

Interest / Financing cost	9,451	(528)
Tax expenses (income)	11,441	(2,268)
Depreciation and amortization	7,393	3,253
EBITDA	35,580	(41,653)
Share-based payment expenses	6,451	10,008
Other expenses (income), net	2,971	4,563
Impairment losses and (gains) on financial assets through profit and loss	1,868	19,537
Fair value adjustment to inventory	6,574	(3,202)
Adjusted EBITDA	51,729	15,030
Basic earnings (loss) per share	0.12	(1.42)
Diluted earnings per share	0.10	(1.42)

Notes:

(1)	Pharma-zone operations consolidated for the first time on May 18, 2021.

(2)	Cannolam operations consolidated for the first time on July 1, 2020.

(3)	Refers to the non-controlling interest of 49.9% with respect to Cannolam.

Revenues – Revenue for the full year 2021 was three times greater compared to the corresponding period last year. The growth was primarily derived from (a) the initial consolidation of Pharma zone Max Pharm and others; and (b) the growing medical cannabis market, increasing the demand for our products and the expansion of our pharmacy footprint across Israel. During the period, Canndoc launched the CanndoCali, Stars, and Cookies brands as part of its arrangement with Tilray, Fotmer and Cookies which increased demand for our products. The growth during the period is in line with our strategy to increase our market share within the Israeli medical cannabis market.

Gross profit before effect of fair value – Gross profit for 2021 increased by more than 300% to 95 million NIS compared to NIS 30 million in 2020, mainly in light of the accelerated growth in revenue. The overall percentage of gross profit decreased from 46% to 41% primarily due to the initial consolidation of the two trade houses acquired by the Company and their operations which represent lower gross margins.

Adjusted EBITDA - Second year in a row of positive EBITDA of 23% primarily due to revenue growth (as a result of an increase in market share), while keeping operating expenses relatively stable.

General and administrative expenses - General and administrative expenses for the full year of 2021 have increased primarily due to the expansion of our retail arm and the acquisitions of pharmacies and trade houses made by the Company during the reported period.

Marketing and selling expenses – Marketing and selling expenses have increased due to the launch of three new lines of products including the first launch of the Cali and Cookies-branded products and the increase in medical cannabis patients in Israel during the reported period.

Selected Annual Financial Information

	As at December 31
	2021	2020	2019
Revenue	219,677	65,035	8,926
Net profit (loss) for the year	7,295	(36,040)	(5,893)
Profit (loss) per ordinary share – basic and diluted	0.12	(0.32)	(0.12)
Total current assets	336,159	76,652	42,208
Total non-current assets	350,165	249,618	240,025
Current Liabilities	176,854	29,877	22,633
Non-current Liabilities	50,283	4,284	3,399

Total Current Assets - The increase in 2021 was primarily due to capital raising of the SPAC Transaction and continuous increase in Intercure’s activity (trade receivables, inventories, and biologic assets).

Total Non-Current Assets – The increase in 2021 was primarily due to the consolidation of our subsidiaries, CannOlam’s pharmacy expansion and the purchase and first time consolidation of the trading house operation. The consolidation of those subsidiaries’ operations led to an increase in the non-current assets and goodwill.

Current Liabilities – The total number of current liabilities was increased in 2021 primarily due to (a) the consolidation of the pharmacies and trading houses purchased during the period; (b) an increase in the Company’s activity which led to increase in trade payables, and other payables; and (c) due to the implementation of IFRS 16 measures for the acquired companies.

Non-Current Liabilities – The total amount of non-current liabilities was increased in 2021 primarily due to (a) bank loans taken by the Company and its subsidiaries during the period in order to fund its capital investment to expend its operations; (b) acquisitions made by the company during the year which caused an increased in lease obligations; and (c) implementation of IFRS 16 measures for the acquired companies.

Cash Flow

Intercure’s approach to liquidity is to always have sufficient liquidity to meet its liabilities as they come due. This is achieved by continuously monitoring cash flows and reviewing actual operating expenditures and revenue against budget.

Cash Flow	For 12 months ended on December 31, 2021	For 12 months ended on December 31, 2020
Net cash provided by (used in) operating activities	23,676	7,803
Net cash provided by financing activities	203,056	25,289
Net cash provided by (used in) investing activities	(65,210)	(22,763)
Change in cash during the period	161,521	10,329
Exchange differences in respect of cash and cash equivalent balances	(4,536)	221
Cash and cash equivalents, beginning of year	37,888	27,338,

Net cash flow provided by operating activities – The increase was primarily due to high demand for our quality products lines and shows a continuous improvement in all profitability indices which is reflected both in the improvement of operating profitability and in continuous improvement and positive cash flow from operating activities.

Net cash provided by financing activities – The significant increase during the year ended December 31, 2021 was mainly due to the SPAC Transaction.

Net cash used in investing activities – The main investment for the year ended on December 31, 2021 were mainly continued investment in the Southern Kibbutz and the additional purchases of pharmacies and trading houses.

Summary of Quarterly Results

The following table sets forth selected unaudited quarterly statements of operations data of the last eight quarters. The information for each of these quarters has been prepared on the same basis as the audited annual financial statements. This data should be read in conjunction with our audited annual consolidated financial statements as at and for the years ended December 31, 2021 and 2020 and the related notes. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	Q4- 2021	Q3- 2021	Q2- 2021	Q1- 2021	Q4- 2020	Q3- 2020	Q2- 2020	Q1- 2020
Revenue	79,701	61,695	45,230	33,051	27,094	22,497	11,185	4,259
Gross profit (loss)	36,612	24,682	19,267	15,427	13,302	10,755	1,516	(1,063)
Adjusted EBITDA	19,448	11,998	10,815	9,468	8,165	6,6	(1,344)	(6,083)
Basic earnings (loss) per share	0.12	(0.01)	0.14	0.09	0.24	0.05	(0.02)	(1.12)
Diluted earnings per share	0.10	(0.01)	0.12	0.08	0.21	0.04	(0.02)	(1.12)

Use of Proceeds

The Company’s intended use of proceeds from the SPAC Transaction has not changed from the disclosure set forth in the “Capitalization and Use of Proceeds” section of Subversive LP’s final long form prospectus dated March 15, 2021 to the date of this MD&A.

Liquidity and Capital Resources

Intercure has been generating profits and has experienced positive cash flows, which are the expected to be the primary sources to fund its future operations. In addition, Intercure has cash reserves as a result of the completion of the noted SPAC Transaction. Lastly, as a public company, Intercure may access the public and/or private markets to finance any additional needs it may have, including through the issuance of debt or equity securities.

Intercure does not expect to require any additional funding in the future as it projects a positive cash flow from operations. Future capital commitments for 2022 are 17 NIS million.

Summary of Contractual Obligations

NIS in thousands	Up to one year	1-3 years	4-5 years	5 years or more	Total
Credit from banking corporations	70,559	11,877			82,436
Trade payables and other payables	102,222				116,090
Lease liability (1)	3,307	10,252	6,614	1,198	3,577
Short term loan from related party (Note 13B)	1,722	76			1,798
	198,462	33,248			224,926

Transactions with Related Parties

Loans from related party

Following Canndoc’s acquisition and the appointment of Mr. Avner Barak as a director of Intercure, a previous loan from Mr. Avner Barak to Canndoc in the amount of 0.72 million NIS was assumed by Intercure. The loan principal bears annual interest, calculated annually, according to the minimum interest rate prescribed in section 3J of the Income Tax Ordinance (2.61% in 2018). The loan will be repaid in equal monthly installments (principal and interest) in the amount of NIS 15,000 per installment. The balance of the loan as of December 31, 2021 was approximately NIS 249,000.

Cannolam and other acquisitions had loans to shareholders as of the date of acquisition. The balance of the total loans as of December 31, 2021 was NIS 1,798 thousand. The loans principal bears annual interest in NIS, calculated annually, according to the minimum interest rate prescribed in section 3J of the Israeli Income Tax Ordinance (2.62% in 2020).

Sublease agreement with companies related to a related party

Canndoc subleases part of its headquarter offices to three related companies to Intercure’s controlling shareholder, Mr. Alexander Rabinovich. The aggregate revenue generated by Intercure from those lease is approximately NIS 16,000 per month. The subleases are back-to-back in terms of Canndoc’s lease with the landlord relative to its leases with Mr. Rabinovich.

Proposed Transactions

We seek potential acquisition targets on an ongoing basis and may complete several acquisitions in any given fiscal year.

Critical Accounting Estimates

The Company’s critical accounting estimates are summarized in [note 3] of the Annual Financial Statements.

Changes in Accounting Policies including Initial Adoption

The Company has had no significant changes in accounting policies. Refer to the Annual Financial Statements for further details of the Company’s changes in accounting policies.

Outstanding Share Data

Intercure’s current outstanding shares capital can be summarized as follows:

Type	Shares	Options / Warrants
Ordinary Shares	45,133,945
Options (B)		1,729,612
ESOP (A)		1,199,791
Total	45,133,945	2,922,403

ESOP (B)		859,200
ESOP (C)		340,170
	45,133,945	4,128,773

Notes:

(1)	Options (B) were issued to certain investors in July, 2020 and expire in August 2023 with an exercise price of 19.27* NIS per Ordinary Share.

(2)	ESOP (A) were issued to our directors between September 2018 to January 2020 and expire in ten years from the date of issuance with an exercise price of 15.57 * NIS per Ordinary Share.

(3)	ESOP (B) were issued to certain employees in February 2021 and expire in four years from the date of issuance with an exercise price of 18.38* NIS per Ordinary Share.

(4)	ESOP (C) were issued to certain employees in August and expire four years from the date of issuance with an exercise price of per Ordinary Share.

* On April 8, 2021 the Company effectuated a capital consolidation, the accompanying notes are integral part of the consolidated financial statements

Off-Balance Sheet Transactions

The Company has no off-balance sheet arrangements.

Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

The Chief Executive Officer (the “CEO”), and the Chief Financial Officer (the “CFO”) of the Company are responsible for establishing and maintaining the Company’s disclosure controls and procedures (“DCP”) including adherence to the Disclosure Policy adopted by the Company. The Disclosure Policy requires all staff to keep senior management fully apprised of all material information affecting the Company so that they may evaluate and discuss this information and determine the appropriateness and timing for public release.

The CEO and the CFO are also responsible for the design of internal controls over financial reporting (“ICFR”). The fundamental goal is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis and to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS, and failure to detect unauthorized receipts, expenditures, and unauthorized acquisitions or dispositions of assets. The relatively small size of the Company makes the identification and authorization process relatively efficient and a process for reviewing ICFR has been developed. To the extent possible given the Company’s small size, the internal control procedures provide for separation of duties for receiving, approving, coding and handling of invoices, entering transactions into the accounts, writing checks and wire requests and also require two signers on all payments.

The CEO and CFO evaluated the effectiveness of the Company’s DCP and ICFR as required by NI 52-109 issued by the Canadian Securities Administrators. They concluded that, subject to the below, as of December 31, 2021, the Company’s design and operation of its DCP and ICFR were effective. The CEO and CFO also concluded that, subject to the below, no material weaknesses existed in the design of the ICFR.

During the year ended December 31, 2021, the Company undertook a number of acquisitions. These acquisitions resulted in the Company’s finance and accounting functions being unable to prepare final audited financial statements in time for the reporting deadline, resulting in a delay in filing the audited financial statements for the year ended on December 31, 2021. While the root cause of this was delay were higher than normal acquisitions during the period, the insufficient internal resources available to the Company during the period to allow for the Company to complete the financial statements on time was identified as a remediation priority to facilitate both the required level of ICFR during future periods, as well as ensuring the timely preparation of future financial statements.

The Company continually reviews and enhances its systems of controls and procedures. However, because of the inherent limitation in all control systems, management cautions that ICFR will not prevent or detect all misstatements due to error or fraud.

Financial Instruments and Other Instruments

We do not have any financial instruments other than normal course accounts receivable and payables associated with our business activities.

Risk and Uncertainties

We are subject to foreign exchange and liquidity risks.

Foreign Exchange Risk. Our reporting and functional currency is the NIS, but some portion of our operational expenses are in U.S. dollars, Canadian dollars and Euros. As a result, we are exposed to some currency fluctuation risks. We may, in the future, decide to enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the currencies mentioned above in relation to the NIS. These measures, however, may not adequately protect us and our operations could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future.

Liquidity risk. We monitor forecasts of our liquidity reserve (comprising cash and cash equivalents available-for-sale financial assets and short-term deposits). We generally carry this out based on our expected cash flows in accordance with practice and limits set by our management. We are in the process of expanding our operations and the expenses associated therewith and we are therefore exposed to liquidity risk.

Business Developments

For the year ended December 31, 2021 and up to the date of this MD&A:

On January 7, 2021, we, via Cannolam, completed the purchase of two pharmacies in Ashdod and Herzliya.

On February 9, 2021, we entered into an amended and restated definitive agreement (the “Arrangement Agreement”) with Subversive Acquisition LP (formerly Subversive Acquisition REIT LP), a limited partnership established under the Limited Partnerships Act (Ontario) and a special purpose acquisition company (SPAC) (“Subversive LP”). As a SPAC, Subversive LP had limited operational activity and as of December 31, 2020, its material assets consisted of USD$226 million in cash and securities held in escrow with no material liabilities. Pursuant to the Arrangement Agreement, on April 23, 2021 our subsidiary acquired all of the outstanding units of Subversive LP, in exchange for our Ordinary Shares by way of a plan of arrangement (the “SPAC Transaction”). Concurrently with the SPAC Transaction, Subversive LP conducted a non-brokered private placement of its securities that were exchanged for Ordinary Shares of Intercure pursuant to the transaction. The aggregate amount raised pursuant to the private placement was US$50 million. Subscribers under the private placement also received a contractual option, subject to the receipt of required regulatory approvals, to purchase up to 1,875,000 shares of Intercure, at US$10 per share, exercisable in connection with Intercure’s Nasdaq listing. At the closing of the SPAC Transaction, which occurred on April 23, 2021, the Company issued 15,650,280 Ordinary Shares to Subversive LP unit holders, including those that participated in the concurrent private placement. Total net funds raised from the SPAC Transaction, after redemptions, and the private placement equaled USD$56 million.

On April 4, 2021, Intercure entered into a partnership with Austrian MediCann to operate together in the developing cannabis markets in Austria and Luxembourg. The partnership’s planned operations will be vertically integrated and will include both online and retail distribution for Canndoc’s branded products. MediCann committed to invest €10 million into Intercure’s Austrian subsidiary, of which 51% is owned by Intercure. The Austrian entity has committed to invest €10 million in an Austrian joint venture, which will be equally owned by the parties, with an option for the Austrian entity to increase its shares to 51% of all outstanding shares of the joint venture at any time.

In April 2021, we signed a letter of intent with Cookies for its expansion into Europe. The expansion will include online and retail distribution for Cookies’ branded products. In addition to local production facilities, Intercure will cultivate Cookies’ products at our southern facility, which will also supply Cookies products to Cookies stores throughout Europe.

On April 27, 2021, the IMCA granted Intercure a cannabis dispensing licence for the first “LEMONNADE” branch in Jerusalem as part of the “Givol” pharmacy chain. The pharmacy officially began operating on May 3, 2021.

On May 10, 2021, we announced that CanaccordGenuity Group Inc. initiated analyst coverage on Intercure. The initial report and all future reports may be obtained directly from CanaccordGenuity Group Inc.

On May 20, 2021, we signed a definitive agreement to acquire a licensed active medical cannabis trading house and two pharmacies. The trading house is approved by the Israeli Medical Cannabis Agency (IMCA) and is one of the leading operating trading houses in the country, authorized to distributing GMP medical cannabis products to pharmacies. As part of GMP regulations, medical cannabis products can dispense through IMCA approved pharmacies which supply their inventories only from authorized medical cannabis trade houses. As part of the acquisition, two pharmacies, located in central Israel added to Intercure’s medical-focused pharmacy chain, expanding its footprint to 12 points of sale in key locations across Israel. This expansion positioned the Company to meet the growing demand for medical cannabis products as the patient community continues to grow.

On September 1, 2021, Intercure’s Ordinary Shares commenced trading on the Nasdaq Global Market under the ticker symbol “INCR”. The Ordinary Shares continued to trade on the TSX and Tel Aviv Stock Exchange.

On September 2, 2021, we entered into an agreement with Cannomed, an Israel-based company and owner of a pharmacy chain specializing in dispensing medical cannabis. According to the agreement, the Company acquired Cannomed’s holdings, 55% of ‘Max Pharm’ (which operates two medical cannabis dispensing pharmacies), 100% of a pharmacy in the process of receiving its license and 51% of ‘Hello Pharm’, a medical cannabis patient support center. The companies will partner in Cannomed’s e-commerce platform for medical cannabis products. Intercure’s medical pharmacy chain, ‘Givol’, will onboard this new platform, adding an e-commerce operation to Givol’s retail footprint. The online platform is expected to go live in Q4 2022 pending approvals from applicable Israeli regulatory authorities.

On October 12, 2021, we announced that Alexander Rabinovich, Intercure’s chief executive officer, purchased 423,501 Ordinary Shares throughout the month of September 2021 by buying 423,501 shares in the open market at an average price of USD$7.03 per share. The shares were purchased partially on the Nasdaq and in part on the TASE, for a total investment in the Company of US$2,975,730 (C$3,790,238 per share or NIS 9,608,631).

On November 15, 2021, we announced the addition of four pharmacies to our pharmacy chain, Givol, totalling its retail footprint to 23 locations across Israel. We also announced that in October 2021, we reached a record one ton of medical cannabis products dispensed in one month, at that time representing an approximate 30% market share of Israel’s entire medical cannabis market.

On December 2, 2021 we entered into a multi-year agreement with Cookies under which we expect to establish Cookies stores and medical cannabis pharmacies in Austria and the United Kingdom in 2022, subject to local regulations. The first shop in Austria is expected to open its doors during Q2 2022 and the first shop in the UK is expected to open its doors in Q4 2022.

On February 16, 2022, we announced a definitive agreement with Cann Pharmaceutical Ltd., an Israeli medical cannabis multi-national operator known as “Better”, to acquire 100% of Better’s shares for a purchase price of US$35 million. The purchase price will be paid with Ordinary Shares at the valuation of US$10 per share. The Ordinary Shares issued will be subject to a three-year lock-up plan. The acquisition is expected to close in the beginning of Q3 2022, subject to customary closing conditions as well as specific approvals of the IMCA, the TSX, as well the court in Israel.

On March 1, 2022, we announced a definitive agreement with Altman Health, a market leader with an unmatched shelf space of OTC and nutritional supplements in over 1700 points of sale, including all major pharmacies across Israel. The newly formed company, which will be held jointly by the Company and by Altman Health, will focus on the new Israeli CBD product market, following the Israeli Minister of Health’s announcement on February 28, 2022 that CBD will be removed from the Israeli DDO.

On March 22 2022 we announced the execution of an exclusive multi-year cultivation, marketing and distribution agreement (the “Clever Leaves Agreement”) with Clever Leaves, a leading multinational operator and licensed producer of pharmaceutical-grade cannabinoids. Over the term of the Clever Leaves Agreement, Intercure will have access to Clever Leaves’ high-THC medical cannabis flower to serve several medical cannabis markets, including the Israeli market. As part of the partnership, Clever Leaves will cultivate Intercure’s high quality strains to launch Intercure’s EU-GMP compliant branded products within the EU, UK and South American markets.

Additional Information Relating to the Company

Additional information relating to the Company, including the Company’s most recently filed AIF, can be found on the Company’s profile at www.sedar.com and on the Company’s website at www.intercure.co.